UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________to_________.
Commission file number 001-39916

DREAM FINDERS HOMES 401(k) PLAN
(Full title of the plan)

DREAM FINDERS HOMES, INC.
(Name of the issuer of the securities held pursuant to the plan)

14701 Philips Highway
Suite 300
Jacksonville, FL 32256
(Address of the plan and address of issuer's principal offices)

Dream Finders Homes 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of the Dream Finders Homes 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Dream Finders Homes 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, and schedule of delinquent participant contributions as of December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Pivot CPAs

We have served as the Plan's auditor since June 2018.

Ponte Vedra Beach, Florida
December 20, 2022

Dream Finders Homes 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2021	December 31, 2020
Assets
Investments at fair value:
Mutual funds	$13,836,338	$7,109,122
Money market funds	18,241	—
Dream Finders Homes, Inc. common stock	141,491	—
Collective trusts	106,026	—
Pooled separate accounts	—	201,397
Total investments at fair value	14,102,096	7,310,519

Cash	—	22,938

Receivables:
Notes receivable from participants	21,843	14,068
Employer contributions	1,094,891	661,042
Other receivables	—	188
Total receivables	1,116,734	675,298
Total assets	15,218,830	8,008,755

Net assets available for benefits	$15,218,830	$8,008,755

Dream Finders Homes 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions to net assets attributed to:
Investments income:
Net appreciation in fair value of investments	$1,775,479
Total investment income	1,775,479
Interest on notes receivable from participants	2,986
Contributions:
Employer	1,096,903
Participants	2,389,200
Rollovers	448,565
Total contributions	3,937,654
Other income	515
Total additions	5,713,648

Deductions from net assets attributed to:
Benefits paid to participants	1,741,473
Administrative expenses	108,700
Total deductions	1,850,173

Net increase prior to transfers	3,863,475
Transfers from other plans	3,346,600
Net increase in net assets available for benefits	7,210,075
Net assets available for plan benefits at beginning of year	8,008,755
Net assets available for plan benefits at end of year	$15,218,830

Dream Finders Homes 401(k) Plan
Notes to Financial Statements
1.    Description of Plan
The following description of the Dream Finders Homes 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan was established by Dream Finders Homes, Inc. (the “Company”) on January 1, 2014. The Plan is a defined contribution plan for the benefit of eligible employees of the Company. Employees of the Company may begin participating the first day of the quarter after ninety days of continuous employment and as long as they have attained the age of 18. The Plan is administered by the Benefit Investments Committee (the “Committee” or “Plan Administrator”), and the trustee for the Plan is John Hancock Trust Company LLC (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Acquisitions
The Company acquired H&H Constructors, Inc. (“H&H”) on October 4, 2020. Effective January 1, 2021, the Plan was amended to allow participants under the 401(k) plan for H&H to participate in the Plan. On January 26, 2021, assets totaling $3,346,600 were transferred to the Plan related to the acquisition.
Participant Accounts
Each participant's account is credited or debited with the participant's contributions and with, if any, Company contributions, rollover contributions, fees, expenses and allocations of investment earnings or losses. The participant is entitled to the benefit derived from the participant's vested account balance.
Contributions
Participants may contribute pre-tax or after-tax deferrals to the Plan, as defined by the Plan and subject to certain limitations set by the Internal Revenue Code. The Plan includes an automatic enrollment feature known as a qualified automatic contribution arrangement (QACA). Under the QACA, employee deferrals are automatically withheld unless the employee submits a salary deferral election to the Plan. In addition, employees who have attained age 50 by the end of the Plan year may make catch-up contributions up to limits defined by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined benefit contributions.

The Company makes matching safe harbor contributions equal to 100% of the first one percent of eligible Plan compensation and 50% of the next five percent of eligible Plan compensation. The Company may also make a discretionary profit-sharing contribution.
Investment Options
Participants may direct the Plan to invest funds in their account to the available options within the Plan. Participants may direct up to 25% of their account to invest in the Company's stock.
Vesting
Participant salary deferral contributions and certain other contributions as defined by the Plan document are immediately vested. Company safe harbor contributions and related earnings are 100% vested after two years of service. Vesting in the participants' accounts for discretionary employer match contributions and discretionary employer profit sharing contributions is based on whole years of continuous service using the following schedule:

Vesting Service (Years)	Vesting Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Forfeitures
In the event that a participant's employment is terminated, non-vested amounts in the Plan will be forfeited. Forfeited balances reduce the total employer contribution or are used to pay administrative expenses for the Plan. During the year ended December 31, 2021, forfeitures totaling $22,745 were used to reduce employer contributions, and $12,340 were used to reduce plan expenses. At December 31, 2021 and 2020, there were forfeited non-vested accounts totaling $8,872 and $22,938, respectively.
Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in their account in accordance with Plan provisions. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.
Expenses
Administrative expenses of the Plan may be paid by the Company or the Plan. Unless paid by the Company, administrative expenses are charged to participant accounts based on the nature of the expense or allocated to participant accounts proportionally based on the value of the account balances.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. In the event the Plan is terminated, participants will become fully vested in their accounts.

Participant Loans
Participant loans are not permitted under the Plan. Some participant loans have been carried over from business acquisitions and have been incorporated into the Plan. See the financial statements for the disclosed participant loan balances as a result of business acquisitions.

2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments during the year in addition to the unrealized change in the fair value of investments. Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits
Benefits are recorded when paid.

3.    Fair Value Measurements
Fair value is the exchange price that would be received for an asset or paid to transfer a liability or, in the absence of a principal market, the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan relies on a fair value hierarchy as established by accounting guidance that prioritizes the inputs used to measure fair value. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The methods described below used to valuate the respective investments could produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Valuation techniques used during the reporting period were not changed from the valuation techniques used in the previous reporting period. The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan:

Money market funds and mutual funds: The fair values of money market and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company stock: The fair value of Company stock is based on the closing price of the investment on the New York Stock Exchange (“NYSE”) (Level 1 inputs). The Company’s shares of common stock are traded on the NYSE under the symbol “DFH”. This investment was added to the Plan in 2021.

Collective trusts: The fair values of participation units held in collective trusts are based on the net asset values (“NAV”) per unit as reported by the fund managers. The collective trusts provide for daily redemptions by the Plan at reported NAV per share, with no advance notice requirement. The MetLife Stable Value Fund has no withdrawal restrictions for participant-initiated or plan sponsor withdrawals.

Pooled separate accounts: The value of the units held in pooled separate accounts are based on the NAV of the units, determined by the security prices of the underlying investments.

The following tables represent the Plan's investments measured at fair value as of December 31, 2021 and 2020 with respect to the observed fair value hierarchy level:

		December 31,
	Level	2021	2020
Fair Value Measurements:
Mutual funds	1	$13,836,338	$7,109,122
Money market funds	1	18,241	—
Dream Finders Homes, Inc. common stock	1	141,491	—
Collective trusts	(a)	106,026	—
Pooled separate accounts	(a)	—	201,397
Total investments measured at fair value		$14,102,096	$7,310,519

(a) These funds were measured at NAV per share in accordance with ASC Subtopic 820-10 and have not been classified in the fair value hierarchy.

4.    Income Tax Status
The Plan was restated under the John Hancock Defined Contribution Volume Submitter Plan and Trust (the “Prototype Plan”). The Internal Revenue Service issued a determination letter dated June 3, 2020 stating that the Plan was in accordance with the applicable plan designed requirements as of that date. Since the date of the determination letter, the Plan has been amended. The Plan Administrator believes the Plan as adopted and amended is designed and operating in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

Management has evaluated the Plan’s tax positions and concluded that the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the accompanying financial statements. With few exceptions, the Plan is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2018.

5.    Risks and Uncertainties
The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s investments in mutual funds potentially subjects the Plan to concentrations of credit risk. The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.

6.    Parties-In-Interest and Related Party Transactions

The Plan paid $44,328 to John Hancock for recordkeeping services to the Plan during the 2021 Plan year. BDO USA, LLP (“BDO”) provided administration services to the Plan and the Plan paid $12,340 from forfeitures and $15,928 was paid by the Plan Sponsor directly, for a total of $28,268 to BDO during the 2021 Plan year. The Plan also utilizes the services of an investment advisory group and an aggregate of $52,032 in investment advisory fees were allocated to participant account balances during the 2021 Plan year. These providers are considered parties-in-interest to the Plan and related payments are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

7.    Nonexempt Transactions

The Company determined that during the Plan year 2021 and 2020, certain Plan contributions were not remitted within the required timeframe specified by the Department of Labor’s regulations, which have been reported on the supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a) in the amounts of $679,761 and $942,732, respectively. During 2022, Plan management completed all proposed corrections outside of the Voluntary Fiduciary Correction Program, and have taken corrective actions to ensure compliance with the Plan’s contribution polices.

8.    Subsequent Events

The Company acquired Texas homebuilder McGuyer Homebuilders, Inc. (“MHI”) on October 1, 2021. Effective January 1, 2022, the Plan was amended to allow participants under the 401(k) plan of MHI to participate in the Plan. On January 18, 2022 and January 26, 2022, assets totaling approximately $47 million were transferred to the Plan related to the acquisition.

Management has evaluated subsequent events through December 20, 2022, the date the financial statements were available to be filed and has determined that other than the event described above, there were no material events requiring recognition or disclosure.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2021
EIN:27-0528991
Plan No. 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost **	Current value
	500 Index Fund	Mutual fund		$627,552
	AB High Income Fund	Mutual fund		16,233
	American Balanced Fund	Mutual fund		86,629
	American Funds 2010 TD	Mutual fund		198,723
	American Funds 2015 TD	Mutual fund		387,015
	American Funds 2020 TD	Mutual fund		340,138
	American Funds 2025 TD	Mutual fund		636,375
	American Funds 2030 TD	Mutual fund		1,027,992
	American Funds 2035 TD	Mutual fund		1,841,878
	American Funds 2040 TD	Mutual fund		1,839,350
	American Funds 2045 TD	Mutual fund		1,729,067
	American Funds 2050 TD	Mutual fund		1,274,947
	American Funds 2055 TD	Mutual fund		643,395
	American Funds 2060 TD	Mutual fund		436,752
	American Funds 2065 TD	Mutual fund		40,023
	Capital World Bond Fund	Mutual fund		24,529
	Cohen & Steers Real Estate	Mutual fund		112,586
	DFA International Value	Mutual fund		23,055
	Fidelity Advisor Total Bond	Mutual fund		27,914
	Fidelity ContraFund	Mutual fund		201,792
	Fidelity Mid Cap Index Fund	Mutual fund		144,683
	Investment Company of America	Mutual fund		106,238
	Janus Henderson Triton Fund	Mutual fund		189,459
	MFS Mid Cap Growth Fund	Mutual fund		220,160
	New Perspective Fund	Mutual fund		91,036
	New World Fund	Mutual fund		52,502
	T. Rowe Price Sci & Tech	Mutual fund		395,662
	TIAA-CREF Small-Cap Blend Idx	Mutual fund		67,124
	Vanguard Growth Index Fund	Mutual fund		675,533
	Vanguard Mid-Cap Value ETF	Mutual fund		11,923
	Vanguard Small Cap Value Index	Mutual fund		7,794
	Vanguard Tot Wld Stk Index ETF	Mutual fund		15,955
	Vanguard Total Bond Market Idx	Mutual fund		111,743
	Vanguard Value Index Fund	Mutual fund		193,534
	Washington Mutual Investors	Mutual fund		37,047
	J.P. Morgan Money Market Fund	Money market fund		18,241
	Dream Finders Homes Stock Fund	Common stock		141,491
	Reliance MetLife Stable Value	Collective trust		106,026
				14,102,096
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%		21,843
	Total			$14,123,940

	* Indicates a party-in-interest
	** Not applicable as the Plan does not have non-participant directed accounts

	See accompanying Report of Independent Registered Public Accounting Firm.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
December 31, 2021

EIN:27-0528991
Plan No. 001

		Total that Constitute Nonexempt Prohibited Transactions
Year	Participant Contributions Transferred Late to the Plan*	Contributions Not Corrected	Contributions Corrected Outside of VFCP**	Contributions Pending Correction in VFCP**	Total Fully Corrected Under VFCP** and PTE 2002-51 ***
2021 (a)	$679,761	$—	$679,761	$—	$—
2020 (a)	942,732	—	942,732	—	—
	$1,622,493	$—	$1,622,493	$—	$—

(a) Participant contributions have been remitted to the Plan
* Participant loan payments are included
** Voluntary Fiduciary Correction Program
*** Prohibited Transaction Exemption 2002-51

See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Dream Finders Homes 401(k) Plan

Date:	December 20, 2022	/s/ L. Anabel Fernandez
L. Anabel Fernandez
Chief Financial Officer, Senior Vice President and Principal Chief Accounting Officer